EXHIBIT 99.1

Himax Technologies, Inc. Reports Second Quarter 2024 Financial Results; Provides Third Quarter 2024 Guidance

Q2 2024 Revenues Surpassed Guidance while Gross Margin and EPS In Line With Guidance Range Issued on May 9, 2024
Company Q3 2024 Guidance: Revenues to Decrease 12.0% to 17.0% QoQ,
Gross Margin is Expected to be Around 30%, Profit per diluted ADS to be 1.5 Cents to 4.5 Cents

  Q2 2024 revenues were $239.6M, an increase of 15.5% QoQ, exceeding the guidance range of 8% to 13% increase QoQ. Q2 GM reached 32.0%, in line with guidance range of 31.5% to 33.5%
  Q2 2024 after-tax profit was $29.6M, or 16.9 cents per diluted ADS, at the top end of the guidance range of 13.0 cents to 17.0 cents
  Company’s Q3 2024 revenues to decrease 12.0% to 17.0% QoQ. GM to be around 30%. Profit per diluted ADS to be in the range of 1.5 cents to 4.5 cents
  Q2 automotive driver sales, encompassing both traditional DDIC and TDDI, increased by a decent high-teens QoQ and more than 50% YoY
  Given the prevailing macroeconomic uncertainty, end customers remain conservative causing panel makers to take a cautious stance and strictly control production to maintain low inventory levels. This is adversely impacting IC demand, leading to the Company’s conservative Q3 forecast
  Despite the recent challenges, Himax remains optimistic about its automotive IC business and is committed to the long-term innovation and development of automotive products. Company’s automotive IC sales for the first 9 months of the year set to grow mid-teens YoY, driven by continued expansion of TDDI adoption across all major end customers
  Q3 automotive Tcon sales is expected to achieve a decent double-digit growth, despite the current headwinds, fueled by production of previously secured design-wins
  The Company strategically invested in FOCI, acquired a 5.3% equity stake through private placement. The partnership integrates Himax’s WLO expertise and FOCI's optical fiber know-how to create innovative, world-leading LPO and CPO solutions for advanced Multi-Chip Modules required for the fast-growing cloud AI and high-speed computing markets. Company and FOCI collaborate closely with leading AI and foundry partners/customers to meet their short-term production goals and are committed to advancing technology for their multi-year roadmaps.
  Himax WiseEye PalmVein upholds robust security standards while offering best-in-class power efficiency, making it the only solution suitable for battery-powered devices. Launched earlier this year, WiseEye PalmVein has been adopted by a U.S. customer for smart security and will begin mass production by year-end
  Company’s WiseEye Module offers plug-and-play integration with no-code/low-code AI. Recent collaboration with NVIDIA leverages the TAO toolkit to optimize and quantize enterprise-ready AI models for rapid endpoint AI application democratization

TAINAN, Taiwan, Aug. 08, 2024 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the second quarter 2024 ended June 30, 2024.

“Given the prevailing macroeconomic uncertainty, end customers remain conservative causing panel makers to take a cautious stance and strictly control production to maintain low inventory levels. This is adversely impacting IC demand, leading to our conservative third quarter forecast,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“During the second quarter in the automotive market, car makers initially anticipated a sales boost due to promotional activities and government subsidies especially in China. Consequently, we saw a major uptick in the second quarter IC sales along with the aggressive discount campaigns of car makers. However, these intense campaigns did not generate the anticipated sales growth and may have even triggered consumers to hesitate in purchasing new cars, leading to disappointing car sales in China for the second quarter and resulting in excessive inventories throughout the supply chain. As a result, our panel customers have begun to scale back their IC procurement in Q3 to manage inventory levels. In comparison, the automotive markets in Europe and the U.S. have remained relatively stable since last year, without experiencing the dramatic fluctuations seen in China. As the leader of the automotive display ICs, we serve a diverse range of brands worldwide, with sales evenly distributed across all major markets. However, since China is the world’s largest automotive market, commanding over 30% of the global sales, fluctuations in China do have a substantial impact on our business. Despite the recent challenges, we remain optimistic about our automotive IC business and are committed to the long-term innovation and development of our automotive products. The automotive display market remains on solid footing with a positive growth trajectory driven by versatile innovations and technology advancements. Advanced and fancier displays are increasingly becoming a major selling point for car makers, driving the automotive display market towards a megatrend of expanding quantities, sizes, and sophistication,” concluded Mr. Jordan Wu.

Second Quarter 2024 Financial Results

Himax net revenues registered $239.6 million, an increase of 15.5% sequentially, exceeding guidance range of an 8% to 13% increase. Gross margin came in at 32.0%, in line with guidance range of 31.5% to 33.5%, up from 29.3% of the previous quarter and 21.7% same period last year. The sequential growth was driven by cost improvements and a favorable product mix, along with increased sales in the automotive IC and Tcon product lines, both of which have higher than corporate average gross margins. The substantial improvement in gross margin from the same period last year was primarily due to the one-time early termination expense paid to foundry partners which eliminated minimum fulfillment requirement constraints and high wafer costs set during the severe industry capacity shortage. Consequently, Himax’s new wafer starts are no longer bound by these restrictive terms. Additionally, Himax can now leverage diverse foundry sources for optimal operational efficiency and a significantly improved cost structure, thereby maintaining the Company’s product competitiveness. Q2 profit per diluted ADS was 16.9 cents, at the top end of the guidance range of 13.0 cents to 17.0 cents.

Revenue from large display drivers came in at $39.0 million, reflecting a sequential increase of 24.7%. The increase was predominantly driven by customer restocking in TV and monitor ICs after several quarters of muted demand, as well as increased orders in preparation for shopping festivals. Both TV and monitor ICs sales posted substantial double-digit increases quarter over quarter. In contrast, Q2 notebook IC sales declined slightly following strong restocking in the previous quarter. Sales of large panel driver ICs accounted for 16.3% of total revenues for the quarter, compared to 15.1% last quarter and 19.3% a year ago.

Small and medium-sized display driver revenue reached $158.8 million, marking a sequential increase of 10.1% and surpassing the guidance due to stronger-than-anticipated sales in the TDDI products for automotive, smartphone and tablet. In Q2, automotive driver sales, encompassing both traditional DDIC and TDDI, increased by a decent high-teens sequentially and more than 50% year-over-year. Despite expectations of weakening electric vehicle demand, both automotive DDIC and TDDI sales experienced sequential growth in Q2 thanks to the Company’s robust design-win pipeline in TDDI and customers’ continuous restocking momentum in DDIC since end of Q1. Himax’s automotive business, comprising drivers, Tcon, and OLED sales, remained the largest revenue contributor in the second quarter, representing over 47% of total sales. Meanwhile, Q2 tablet IC sales slightly increased sequentially, surpassing guidance of a decline, fueled by leading customers' new model ramp-ups. Conversely, smartphone driver sales declined as expected during a subdued festival season characterized by sluggish demand. The small and medium-sized driver IC segment accounted for 66.3% of total sales for the quarter, compared to 69.5% in the previous quarter and 63.9% a year ago.

Second quarter revenues from its non-driver business reached $41.8 million, up 30.6% from the previous quarter, due to a resurgence in orders for its Tcon products for TV, monitor, automotive as well as OLED tablet. Himax’s automotive local dimming Tcon, where Himax dominates the market, has been swiftly adopted by major panel makers, Tier 1 suppliers, and car manufacturers worldwide, boasting well over one hundred design-win projects with only a small number of design awards having commenced mass production. This momentum is further fueled by the rapid expansion of project awards across continents, positioning Himax for strong growth, mirroring the success Himax has achieved in automotive TDDI. Tcon business represented over 10% of its total sales in the second quarter. Non-driver products accounted for 17.4% of total revenues, as compared to 15.4% in the previous quarter and 16.8% a year ago.

Operating expenses for the second quarter were $47.3 million, a decrease of 6.7% from the previous quarter and a decline of 11.1% from a year ago. The sequential decrease was primarily driven by decreases in tape-out expenses. The year-over-year decrease was primarily due to reduced tape-out expenses and a decline in the annual bonuses for the amortized tranches of the previous years’ bonuses. Amid ongoing macroeconomic challenges, the Company is strictly enforcing budget and expense controls to manage these conditions.

Q2 operating income was $29.3 million or 12.2% of sales, compared to -0.9% of sales for the same period last year and 4.8% of sales last quarter. Both the sequential and year-over-year increases were primarily due to higher sales and an improved gross margin. Second-quarter after-tax profit was $29.6 million, or 16.9 cents per diluted ADS, compared to $12.5 million, or 7.1 cents per diluted ADS last quarter, and $0.9 million, or 0.5 cents in the same period last year. The after-tax profit for the first half was $42.1 million, or 24.1 cents per diluted ADS, a significant increase from $15.8 million, or 9.1 cents, for the same period last year.

Balance Sheet and Cash Flow

Himax had $253.8 million of cash, cash equivalents and other financial assets at the end of June 2024, compared to $277.4 million a quarter ago and $219.5 million at the same time last year. The sequential decrease in cash balance was primarily due to customer refunds for their deposits made during the industry-wide capacity shortage, along with a strategic investment of approximately $16 million in FOCI through private placement. The cash balance reduction was partially offset by an operating cash inflow of $26.9 million during the quarter. Compared to the operating cash inflow of $56.7 million in Q1, the sequential decrease was mainly attributable to reduced sales over the preceding two quarters, leading to lower receivables. Additionally, the increase in accounts payable in Q2 was a result of higher Q1 wafer orders, as the Company anticipated larger shipment volumes in Q2. Other significant operating cash outflows in Q2 included annual income tax payments. Looking ahead to Q3, Himax anticipates a decline in cash, cash equivalents, and other financial assets, primarily due to a payment of $50.7 million for annual dividends to shareholders. Himax also expects to distribute a total of approximately $30.7 million for employee bonus awards at the end of this quarter, which includes around $11.3 million for the immediately vested portion of this year’s awards, with the actual amount subject to the final Board decision, and $19.4 million for vested awards granted over the past three years.

The Company’s inventories as of June 30, 2024 were $203.7 million, similar to $201.9 million last quarter, indicating a well-managed and balanced inventory level. Accounts receivable at the end of June 2024 was $242.4 million, up from $212.3 million last quarter and $239.0 million a year ago. DSO was 99 days at the quarter end, as compared to 93 days last quarter and 90 days a year ago. Second quarter capital expenditures were $4.6 million, versus $2.7 million last quarter and $2.9 million a year ago. The second quarter capex was mainly for R&D related equipment and in-house tester for the Company’s IC design business.

Outstanding Share

As of June 30, 2024, Himax had 174.7 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total number of ADS outstanding for the second quarter was 175.1 million.

Q3 2024 Outlook

Given the prevailing macroeconomic uncertainty, end customers remain conservative causing panel makers to take a cautious stance and strictly control production to maintain low inventory levels. This is adversely impacting IC demand, leading to Himax’s conservative third quarter forecast.

During the second quarter in the automotive market, car makers initially anticipated a sales boost due to promotional activities and government subsidies especially in China. Consequently, Himax saw a major uptick in the second quarter IC sales along with the aggressive discount campaigns of car makers. However, these intense campaigns did not generate the anticipated sales growth and may have even triggered consumers to hesitate in purchasing new cars, leading to disappointing car sales in China for the second quarter and resulting in excessive inventories throughout the supply chain. As a result, Himax’s panel customers have begun to scale back their IC procurement in Q3 to manage inventory levels. In comparison, the automotive markets in Europe and the U.S. have remained relatively stable since last year, without experiencing the dramatic fluctuations seen in China. As the leader of the automotive display ICs, Himax serves a diverse range of brands worldwide, with sales evenly distributed across all major markets. However, since China is the world’s largest automotive market, commanding over 30% of the global sales, fluctuations in China do have a substantial impact on its business. Moving forward, Himax will navigate the current challenging business environment through close collaborations with panel makers and Tier 1 suppliers, meticulously managing its wafer starts and closely monitoring customer demands. The automotive IC business is Himax’s largest revenue contributor, accounting for over 47% of our total revenues in Q2, significantly higher than peers.

Despite the recent challenges, Himax remains optimistic about its automotive IC business and is committed to the long-term innovation and development of its automotive products. The automotive display market remains on solid footing with a positive growth trajectory driven by versatile innovations and technology advancements. Advanced and fancier displays are increasingly becoming a major selling point for car makers, driving the automotive display market towards a megatrend of expanding quantities, sizes, and sophistication. As the leading player in the automotive display IC market, Himax is well-positioned to be the key beneficiary of the trend. Himax commands a 40% global market share in traditional automotive DDIC and holds an even larger share in both the automotive TDDI and local dimming Tcon markets. In addition to offering the most comprehensive range of automotive IC products for LCD panels, Himax is actively expanding into the automotive OLED panel market, forming strategic partnerships with major leading panel makers in Korea, China and Japan to develop comprehensive solutions encompassing DDIC, Tcon, and touch controller ICs. This proactive approach positions Himax to navigate industry shifts and capitalize on the anticipated wide-spread adoption of OLED displays in the high-end vehicles, further solidifying its market leadership.

During the quarter, Himax announced two substantial strategic investments. First, in an effort to strengthen the long-term partnership with FOCI, Himax, as a strategic investor, acquired a 5.3% equity stake through private placement. The partnership integrates Himax’s Wafer Level Optics (“WLO”) expertise and FOCI's optical fiber know-how to create innovative, world-leading Linear-drive Pluggable Optics (“LPO”) and Co-Packaged Optics (“CPO”) solutions for advanced Multi-Chip Modules (“MCMs”) required for the fast-growing cloud AI and high-speed computing markets. This collaboration not only highlights the application versatility of the WLO technology and Himax’s market leadership but also underscores the significant potential of Himax’s WLO in advancing LPO/CPO technology, which is vital for the advancement of cloud AI and high-speed computing. Separately, Himax invested in the U.S.-based Obsidian Sensors, whose revolutionary high-resolution thermal imaging sensors meet the growing demand of thermal imaging across various industries, including automotive, security, surveillance, drones, and military. This investment broadens the Company’s portfolio of imaging sensors, which, when meshed with Himax’s ultralow power WiseEye AI, enable enhanced sensor fusion possibilities for endpoint AI applications. The Obsidian investment positions Himax at the forefront of machine vision AI applications, delivering high effectiveness particularly in harsh environments and completely dark scenarios.

As the Company looks ahead, Himax’s focus remains on enhancing profitability, strengthening operational resilience, and improving adaptability to the evolving market. Himax continues to optimize the Company’s cost structure and reinforce its supplier diversification strategies for foundries as well as backend packaging and testing. At the same time, Himax remains committed to stringent expense control, set to further reduce operating expenses compared to last year. For reference, Himax achieved a 4% year-over-year reduction in operating expenses in 2023.

Display Driver IC Businesses

LDDIC

In Q3 2024, Himax anticipates a double-digit sequential revenue decrease for large display driver ICs, primarily due to subdued monitor and TV IC sales, set to decline double digit and single digit respectively, following substantial order replenishment in preparation for shopping festivals in the previous quarter. Procurements from Himax’s leading panel customers have become more conservative due to sluggish market conditions driven by worse-than-expected shopping festival sales. However, notebook IC sales are poised for a decent increase, bolstered by robust order replenishment from the Company’s leading panel customers.

Looking ahead in the notebook sector, Himax has made a strategic effort to position the Company to capitalize on the anticipated rising demands for two new market areas, namely LCD displays equipped with touch features and OLED displays, both expected to enjoy decent penetration in premium notebook and the upcoming AI PC markets. Leveraging Himax’s industry leadership in TDDI solutions for tablet market, it is working closely with LCD panel customers in the development of in-cell TDDI and new generation Tcon solutions for LCD displays. Concurrently, Himax has made significant strides in OLED technology for notebook in strategic partnerships with leading panel manufacturers in Korea and China, developing state-of-the-art touch controllers, DDIC and Tcon solutions. Some of the projects above, including in-cell TDDI for mainstream LCD notebooks and Tcon and DDIC for OLED notebooks, are slated for mass production in the second half of this year with leading panel customers. The Company is optimistic that the notebook segment will act as a strong growth catalyst for Himax as it moves into 2025.

SMDDIC

Q3 SMDDIC revenue is expected to decline low-teens sequentially. Impacted by customers’ destocking measures, especially for the Chinese market, automotive revenue in Q3 is expected to decrease high teens sequentially, following high-teens growth of both DDIC and TDDI in Q2. That being said, through the first 9 months of the year, Himax’s automotive driver IC sales are still set to grow mid-teens year-over-year, driven by continued expansion of TDDI adoption across all major end customers. Himax has secured over 450 TDDI design-win projects, with only approximately 30% currently in mass production, indicating significant growth potential going forward. Meanwhile, a trend is emerging where more customers are opting for Himax’s TDDI or LTDI, along with its local dimming Tcon, as their standard development platform for creating new automotive displays of various sizes. This growing adoption of more of Himax’s automotive IC offerings also signifies an increase in content value for Himax on a per-panel basis. Himax is widely recognized as the leader in the automotive display IC market, offering the industry's broadest range of products, from traditional DDIC and TDDI to advanced technologies such as local dimming Tcon, LTDI, and OLED. Himax is committed to continuously enhancing Himax’s product portfolio to meet customers diverse and evolving needs. Himax’s newly introduced TDDI incorporating local dimming Tcon in one chip exemplifies this commitment to providing customers with more options, as the new solution is ideal for smaller panels that usually require only 1 to 2 ICs for cost considerations while still equipped with advanced touch and local dimming features.

On Q3 smartphone IC sales, the Company expects a decent double-digit increase sequentially thanks to new product launches by key customers during the quarter. In contrast to the positive outlook in smartphone business, Q3 tablet sales are projected to decline sequentially, as end customers prolong their replacement cycles in response to challenging economic conditions.

For the automotive OLED market, Himax has formed strategic alliances with leading panel manufacturers in Korea, China and Japan. Leveraging Himax’s leadership in automotive LCD technology and OLED design expertise, these partnerships further strengthen the Company’s presence in the market. The Company offers a comprehensive suite of OLED solutions for automotive, including DDIC, Tcon, and on-cell touch controllers, ensuring complete coverage of customer requirements. Notably, the Company’s meticulously engineered OLED on-cell touch controllers set a new standard, boasting an industry-leading touch signal-to-noise ratio of over 45 dB, greatly enhancing sensitivity. This allows automotive displays to maintain proper functionality under challenging conditions, such as glove-wearing and wet finger operations. Himax is pleased to share that its OLED on-cell touch controller for automotive has entered production this quarter. With additional projects set for mass production soon, the Company anticipates sales of its OLED on-cell touch controller to further bolster Company’s revenues starting 2025.

Beyond Himax’s automotive OLED sector, the Company has made notable advances in the tablet and notebook sectors with top OLED panel manufacturers in Korea and China. Himax’s comprehensive OLED product offerings, encompassing DDIC, Tcon, and touch controllers, have led to several new projects that are on track to enter mass production later in the year. Regarding smartphone OLED, the current market drawdown of Himax’s customers has prompted it to revise Company’s production timeline to next year. Despite these challenges, Himax is actively collaborating with customers in Korea and China and have several verification and partnership projects currently in progress.

Non-Driver Product Categories

Timing Controller (Tcon)

Himax anticipates a double-digit sequential decline in Q3 Tcon sales as customers pulled forward their inventory purchases during the prior quarter particularly for monitor application. However, Himax’s automotive Tcon business is expected to achieve a decent double-digit growth in Q3, despite the current headwinds in the automotive market, fueled by the shipment of new projects from previously secured design-wins. Since only a small portion of the secured design-wins are currently in mass production, Himax anticipates significant growth potential for its automotive Tcon business in the coming years.

While ongoing weak macroeconomic conditions continue to subdue demand in consumer electronics, some of its newly developed Tcon ICs for OLED tablets and ePaper displays are starting to show promising results. In the tablet segment, Himax is expanding its product lineup and strengthening its position in the high-value-added OLED market, building on Himax’s early success in the tablet OLED market. For the rapidly growing ePaper market, Himax recently made a joint announcement with E Ink, the global leader in ePaper market, to unveil T2000, a state-of-the-art, next-generation color ePaper Tcon. ePaper stands out for its energy efficiency, consuming power only during screen updates. Leveraging Himax’s decades of expertise in image display processing and Tcon design, the T2000 Tcon accelerates screen updates for a better viewing experience while greatly reducing power consumption of the ePaper display. Additionally, the T2000 features an exclusive handwriting processing accelerator, enabling seamless, nearly lag-free handwriting while boosting prompt display responsiveness on ePaper displays without requiring a SoC. It also enables richer and more vibrant colors, enhancing the display’s visual appeal across a broad spectrum of E Ink’s color ePaper platforms. The collaboration opens new possibilities for color ePaper applications in eReaders, ePaper, digital signages, and more.

WiseEyeTM Ultralow Power AI Sensing

Himax’s WiseEye™ Ultralow Power AI Sensing is a cutting-edge endpoint AI integration solution featuring proprietary ultralow power AI processors, always-on CMOS image sensors, and advanced CNN-based AI algorithm. In the fast-changing AI landscape, WiseEye AI technology stands out for its expertise in on-device tinyML microcontroller solutions, characterized by remarkably low power consumption, operating at just single-digit milliwatts, making it possible to add AI functionalities to battery-powered endpoint devices. Himax’s WiseEye technology is creating new opportunities for companies such as DESMAN, China’s leading high-end smart door lock vendor, who introduced the world’s first smart door locks with 24/7 sentry monitoring and real-time event recording with the fancy AI features achieved while still maintaining over six months of battery operation. Himax’s collaboration with DESMAN has sparked increased interests from other door lock vendors across various continents to develop innovative value-added AI features such as parcel recognition, smart anti-pinch protection and biometric access. Notably, some of the Company’s customers are currently evaluating its newly introduced WiseEye PalmVein solution which offers effortless, keyless and highly secure biometric access for entry control.

WiseEye PalmVein is part of Himax’s WiseEye AI module business, integrating Himax WiseEye2 AI processor, AoS CMOS sensor, and the Company’s proprietary palm vein authentication algorithm. Himax sees growing traction and extensive engineering activities for this contactless biometric authentication solution that can authenticate an individual's identity in under 100 milliseconds while consuming just a few milliwatts of power. This represents a significant breakthrough in security technology by enabling biometric authentication in battery-powered devices. With outstanding accuracy and robust liveness check capabilities, palm vein authentication significantly reduces the risk of duplication or spoofing compared to conventional fingerprint or face recognition, making it an ideal choice for indoor security, login authentication, and other access control applications. WiseEye PalmVein upholds robust security standards while offering best-in-class power efficiency, making it the only solution suitable for battery-powered devices. Himax is collaborating with vendors across various sectors globally, including door lock, access control, notebook and automotive. While just launched at the beginning of the year, WiseEye PalmVein has already been successfully adopted by a U.S. customer for smart security and is set to commence mass production starting the end of this year. The Company believes WiseEye PalmVein will profoundly impact the security industry and unlock new opportunities for battery-powered devices across various use cases.

To broaden WiseEye AI’s market reach and shorten customer development cycles, Himax also provides seamlessly integrated plug-and-play WiseEye Modules and no-code/low-code AI development platforms, featuring diverse context-aware AI algorithms that customers can reprogram or fine-tune with minimal effort for real-world use cases. Himax’s recent announcement with NVIDIA TAO exemplifies this approach whereby its WiseEye Module customers targeting AI deployment on resource-constrained endpoint devices can easily optimize and quantize deep learning models with pretrained enterprise-ready AI models and tools offered by NVIDIA. This facilitates rapid democratization of endpoint AI applications using cost-effective, production-ready AI modules for various use cases.

Additionally, in response to growing AI-driven demand towards machine-vision across various environments, Himax recently made a strategic investment in Obsidian Sensors, a San Diego-based company renowned for its revolutionary, high-resolution, low-cost thermal sensors, offering unmatched versatility by detecting heat differences even in complete darkness, measuring temperature, and identifying distant objects. This investment expands Himax’s image sensor portfolio beyond optical sensors to include thermal sensors, a valuable complement to Himax’s product suite which is now widened to cover harsh sensing conditions such as heavy fog or complete darkness. Moreover, this strategic investment promises synergy of the two companies with Himax’s WiseEye AI aggregating data from both optical and thermal imaging sensors for a truly holistic view of the environment beyond human vision. In addition, Himax is engaged in ongoing engineering collaborations that leverage Himax’s IC design resources and know-how. Himax believes by integrating the strength of Himax and Obsidian, the Company can seize new opportunities in the expanding sensor and AI markets across industrial, defense, security, consumer electronics, and automotive sectors. As an illustration, the U.S. National Highway Traffic Safety Administration (NHTSA) issued a new rule in April 2024, mandating that Automatic Emergency Braking (AEB), including Pedestrian AEB (PAEB), be implemented starting in 2029. This regulation aims to significantly reduce rear-end and pedestrian crashes. Similar rules are increasingly being mandated by regulatory authorities worldwide. The novel ADAS (Advanced Driver Assistance Systems) and AEB system, integrated with Obsidian’s thermal sensors, provides clear vision in low-light and adverse weather conditions such as fog, smoke, rain, and snow. This ensures better driving safety and security, underscoring the trend and significant potential demand for thermal imaging sensors.

Wafer Level Optics (WLO)

During the second quarter, Himax made a strategic investment in FOCI, a Taiwan-based global leader for silicon photonics connector, through a $16 million private placement, resulting in a 5.3% equity stake. This collaboration highlights the immense potential of Himax’s WLO technology for LPO/CPO which are crucial for further advancing high-speed AI and HPC technologies. Company’s partnership integrates FOCI's proprietary LPO/CPO connector technology with Himax's nano-scale Wafer Level Optics know-how to create an industry-leading optical transmission solution catered for the most advanced multi-chip modules, which demand enhanced bandwidth, improved data rate, minimized signal loss, reduced latency, and lower energy consumption, all for accommodating future-generation needs of Generative AI and HPC. Currently, in close collaboration with world leading AI semiconductor players and foundry partner, Himax is working closely with FOCI on LPO/CPO development for products that meet customers’ near-term production goals.

LPO/CPO technology is crucial for furthering Generative AI and HPC and will continue to evolve rapidly to meet the explosive demand in these areas. Himax is committed to advancing the technology with FOCI, ensuring solutions stay at the cutting edge and align with the multi-year roadmaps of roadmaps of Himax’s AI chip and foundry partners/customers. The Company believes this will generate new, long-lasting revenue streams for Himax.

As FOCI is a company listed on the Taipei Exchange (TPEx), the stock price and resulting “fair value” reflected on Himax’s books change each day. These fluctuations have been, and will continue to be, recognized by way of changes in owners’ equity as a balance sheet item, not affecting Himax’s profit and loss. As an illustration, based on the close of FOCI’s stock price as of the end of June 2024, Himax made a “gain” of $9.6 million on Himax’s $16 million FOCI investment. However, the said “gain” was not recorded as an investment profit in the Company’s Q2 financial statements and instead was booked as an increase in owners’ equity. Likewise, upon disposal, the resulting investment gain or loss will also be recognized as a change of equity, through retained earnings, thus not affecting the Company’s profit and loss at the time of the disposal either. The accounting method the Company choses reflects Himax’s long-term commitment to the FOCI investment.

With over a decade of experience in WLO, Himax has developed diverse designs across a broad spectrum, including 3D sensing, AR/VR devices, biomedical inspection, and optical communication, just to name a few. These technologies have been widely adopted by some of the world's most prominent tech companies, with cumulative shipments reaching more than 600 million units. Himax anticipates WLO playing an even more decisive role in the next-generation optical technology landscape, thanks to its versatile, high-precision, lightweight and small form factor characteristics that are not feasible with alternative technologies. In addition to the progress made in LPO/CPO, Himax is seeing an increase in engineering projects with globally recognized leaders who are leveraging Himax’s WLO expertise for their upcoming AR/VR devices, underscoring the widespread recognition of the Company’s technology.

For non-driver IC businesses, Himax expects revenue to decline high teens sequentially in the third quarter.

Third Quarter 2024 Guidance
Net Revenue:	Decrease 12.0% to 17.0% sequentially
Gross Margin:	Around 30%, depending on final product mix
Profit:	1.5 cents to 4.5 cents per diluted ADS

As the Company done historically, Himax will grant employees’ annual bonus, including RSUs and cash awards, on or around September 30 this year. The third quarter guidance for profit per diluted ADS has taken into account the expected 2024 annual bonus, which, subject to Board approval, is now assumed to be around $12.5 million, out of which $11.3 million will be vested and expensed immediately on the grant date. As a reminder, the total annual bonus amount and the immediately vested portion are Himax’s current best estimates only and the actual amounts could vary materially depending on, among other things, its Q4 profit and the final Board decision for the total bonus amount and its vesting scheme. As is the case for previous years, Himax expects the annual bonus grant in 2024 to lead to higher third quarter operating expenses compared to the other quarters of the year. In comparison, the annual bonus for 2023 and 2022 were $10.4 million and $39.6 million respectively, of which $9.7 million and $18.5 million vested immediately.

In providing Himax’s Q3 financial guidance, the Q3 expense related to employee bonus is estimated to be $14.2 million, comprised of $11.3 million, the immediately vested portion of this year’s bonus, and $2.9 million, the amortized portion of the previous years’ unvested bonuses. For the sake of completeness, employee bonus expense in each of the last three quarters was also around $2.9 million.

HIMAX TECHNOLOGIES SECOND QUARTER 2024 EARNINGS CONFERENCE CALL
DATE:		Thursday, August 8, 2024
TIME:	U.S.	8:00 a.m. EDT
	Taiwan	8:00 p.m.

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About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming Tcon), Large Touch and Display Driver Integration (LTDI) and OLED display technologies. Himax is also a pioneer in tinyML visual-AI and optical technology related fields. The Company’s industry-leading WiseEyeTM Ultralow Power AI Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT related applications. While Himax optics technologies, such as diffractive wafer level optics, LCoS microdisplays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Additionally, Himax designs and provides touch controllers, OLED ICs, LED ICs, EPD ICs, power management ICs, and CMOS image sensors for diverse display application coverage. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Germany, and the US. Himax has 2,727 patents granted and 399 patents pending approval worldwide as of June 30, 2024.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2023 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended June 30,		3 Months Ended March 31,
	2024	2023	2024

Revenues
Revenues from third parties, net	$239,610	$234,988	$207,544
Revenues from related parties, net	12	43	6
	239,622	235,031	207,550

Costs and expenses:
Cost of revenues	163,038	183,961	146,805
Research and development	36,201	41,433	39,664
General and administrative	5,692	6,115	5,890
Sales and marketing	5,434	5,664	5,162
Total costs and expenses	210,365	237,173	197,521

Operating income (loss)	29,257	(2,142)	10,029

Non operating income (loss):
Interest income	3,044	2,648	2,524
Changes in fair value of financial assets at fair value through profit or loss	98	336	(7)
Foreign currency exchange gains, net	403	528	941
Finance costs	(1,014)	(1,717)	(1,018)
Share of losses of associates	(107)	(175)	(221)
Other income	4	4	29
	2,428	1,624	2,248
Profit (loss) before income taxes	31,685	(518)	12,277
Income tax expense (benefit)	1,978	(1,247)	-
Profit for the period	29,707	729	12,277
Loss (profit) attributable to noncontrolling interests	(81)	159	221
Profit attributable to Himax Technologies, Inc. stockholders	$29,626	$888	$12,498

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.170	$0.005	$0.072
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.169	$0.005	$0.071

Basic Weighted Average Outstanding ADS	174,724	174,417	174,724
Diluted Weighted Average Outstanding ADS	175,084	174,672	175,026

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Six Months Ended June 30,
	2024	2023

Revenues
Revenues from third parties, net	$447,154	$479,179
Revenues from related parties, net	18	56
	447,172	479,235

Costs and expenses:
Cost of revenues	309,843	359,570
Research and development	75,865	80,860
General and administrative	11,582	12,156
Sales and marketing	10,596	11,208
Total costs and expenses	407,886	463,794

Operating income	39,286	15,441

Non operating income (loss):
Interest income	5,568	4,975
Changes in fair value of financial assets at fair value through profit or loss	91	377
Foreign currency exchange gains (losses), net	1,344	(7)
Finance costs	(2,032)	(3,458)
Share of losses of associates	(328)	(364)
Other income	33	111
	4,676	1,634
Profit before income taxes	43,962	17,075
Income tax expense	1,978	1,691
Profit for the period	41,984	15,384
Loss attributable to noncontrolling interests	140	431
Profit attributable to Himax Technologies, Inc. stockholders	$42,124	$15,815

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.241	$0.091
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.241	$0.091

Basic Weighted Average Outstanding ADS	174,724	174,417
Diluted Weighted Average Outstanding ADS	175,056	174,653

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	June 30, 2024	June 30, 2023	March 31, 2024
Assets
Current assets:
Cash and cash equivalents	$236,676	$211,425	$261,702
Financial assets at amortized cost	11,408	8,079	14,334
Financial assets at fair value through profit or loss	5,713	-	1,380
Accounts receivable, net (including related parties)	242,376	239,039	212,326
Inventories	203,691	297,268	201,872
Income taxes receivable	970	28	1,003
Restricted deposit	453,000	369,300	453,000
Other receivable from related parties	55	1,171	136
Other current assets	54,463	109,334	60,051
Total current assets	1,208,352	1,235,644	1,205,804
Financial assets at fair value through profit or loss	25,697	19,094	21,635
Financial assets at fair value through other comprehensive income	27,974	313	1,889
Equity method investments	3,034	6,127	3,173
Property, plant and equipment, net	125,900	121,674	128,938
Deferred tax assets	13,482	11,651	10,440
Goodwill	28,138	28,138	28,138
Other intangible assets, net	791	876	851
Restricted deposit	31	32	31
Refundable deposits	221,856	205,237	221,886
Other non-current assets	19,611	9,371	20,728
	466,514	402,513	437,709
Total assets	$1,674,866	$1,638,157	$1,643,513
Liabilities and Equity
Current liabilities:
Short-term unsecured borrowings	$-	$289	$-
Current portion of long-term unsecured borrowings	6,000	6,000	6,000
Short-term secured borrowings	453,000	369,300	453,000
Accounts payable (including related parties)	148,602	127,652	117,234
Income taxes payable	8,669	18,894	11,071
Other payable to related parties	102	2,266	92
Contract liabilities-current	34,266	19,913	14,739
Other current liabilities	112,831	176,379	116,558
Total current liabilities	763,470	720,693	718,694
Long-term unsecured borrowings	31,500	37,500	33,000
Deferred tax liabilities	493	682	499
Contract liabilities-non-current	-	46	-
Other non-current liabilities	15,060	53,001	14,823
	47,053	91,229	48,322
Total liabilities	810,523	811,922	767,016
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	115,336	113,761	114,982
Treasury shares	(5,157)	(5,594)	(5,157)
Accumulated other comprehensive income	8,688	(617)	(94)
Retained earnings	631,573	610,841	653,007
Equity attributable to owners of Himax Technologies, Inc.	857,450	825,401	869,748
Noncontrolling interests	6,893	834	6,749
Total equity	864,343	826,235	876,497
Total liabilities and equity	$1,674,866	$1,638,157	$1,643,513

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended June 30,		Three Months Ended March 31,
	2024	2023	2024

Cash flows from operating activities:
Profit for the period	$29,707	$729	$12,277
Adjustments for:
Depreciation and amortization	5,679	5,025	5,471
Share-based compensation expenses	379	723	358
Changes in fair value of financial assets at fair value through profit or loss	(98)	(336)	7
Interest income	(3,044)	(2,648)	(2,524)
Finance costs	1,014	1,717	1,018
Income tax expense (benefit)	1,978	(1,247)	-
Share of losses of associates	107	175	221
Inventories write downs	2,892	5,047	4,353
Unrealized foreign currency exchange losses (gains)	628	(1,201)	(868)
	39,242	7,984	20,313
Changes in:
Accounts receivable (including related parties)	(37,688)	13,116	15,704
Inventories	(4,711)	32,920	11,083
Other receivable from related parties	81	3	(67)
Other current assets	(81)	(3,318)	2,298
Accounts payable (including related parties)	35,172	10,207	13,202
Other payable to related parties	11	(588)	(20)
Contract liabilities	(1,820)	(13,097)	1,192
Other current liabilities	423	1,665	(7,780)
Other non-current liabilities	509	2,351	514
Cash generated from operating activities	31,138	51,243	56,439
Interest received	4,505	3,262	854
Interest paid	(1,014)	(1,717)	(936)
Income tax refunded (paid)	(7,680)	(51,093)	391
Net cash provided by operating activities	26,949	1,695	56,748

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(4,582)	(2,874)	(2,699)
Acquisitions of intangible assets	(26)	-	(118)
Acquisitions of financial assets at amortized cost	(5,011)	(1,092)	(2,439)
Proceeds from disposal of financial assets at amortized cost	8,051	1,134	500
Acquisitions of financial assets at fair value through profit or loss	(33,774)	(33,821)	(7,488)
Proceeds from disposal of financial assets at fair value through profit or loss	25,468	52,482	8,163
Acquisitions of financial assets at fair value through other comprehensive income	(17,164)	-	-
Decrease in refundable deposits	14	1,193	22,217
Net cash provided by (used in) investing activities	(27,024)	17,022	18,136

Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiary	-	-	71
Purchases of subsidiaries shares from noncontrolling interests	(190)	-	-
Proceeds from short-term unsecured borrowings	-	10,294	-
Repayments of short-term unsecured borrowings	-	(10,000)	-
Repayments of long-term unsecured borrowings	(1,500)	(1,500)	(1,500)
Proceeds from short-term secured borrowings	349,200	139,200	447,100
Repayments of short-term secured borrowings	(349,200)	(139,200)	(447,100)
Payment of lease liabilities	(1,565)	(1,202)	(1,148)
Guarantee deposits received (refunded)	(21,514)	5	(1,868)
Net cash used in financing activities	(24,769)	(2,403)	(4,445)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(182)	(1,175)	(486)
Net increase (decrease) in cash and cash equivalents	(25,026)	15,139	69,953
Cash and cash equivalents at beginning of period	261,702	196,286	191,749
Cash and cash equivalents at end of period	$236,676	$211,425	$261,702

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Six Months Ended June 30,
	2024	2023

Cash flows from operating activities:
Profit for the period	$41,984	$15,384
Adjustments for:
Depreciation and amortization	11,150	10,113
Share-based compensation expenses	737	1,528
Changes in fair value of financial assets at fair value through profit or loss	(91)	(377)
Interest income	(5,568)	(4,975)
Finance costs	2,032	3,458
Income tax expense	1,978	1,691
Share of losses of associates	328	364
Inventories write downs	7,245	10,550
Unrealized foreign currency exchange gains	(240)	(15)
	59,555	37,721
Changes in:
Accounts receivable (including related parties)	(21,984)	22,109
Inventories	6,372	63,115
Other receivable from related parties	14	53
Other current assets	2,217	(2,338)
Accounts payable (including related parties)	48,374	26,399
Other payable to related parties	(9)	(302)
Contract liabilities	(628)	(33,208)
Other current liabilities	(7,357)	377
Other non-current liabilities	1,023	4,702
Cash generated from operating activities	87,577	118,628
Interest received	5,359	4,717
Interest paid	(1,950)	(3,458)
Income tax paid	(7,289)	(51,831)
Net cash provided by operating activities	83,697	68,056

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(7,281)	(5,707)
Acquisitions of intangible assets	(144)	(11)
Acquisitions of financial assets at amortized cost	(7,450)	(1,663)
Proceeds from disposal of financial assets at amortized cost	8,551	1,675
Acquisitions of financial assets at fair value through profit or loss	(41,262)	(56,043)
Proceeds from disposal of financial assets at fair value through profit or loss	33,631	52,677
Acquisitions of financial assets at fair value through other comprehensive income	(17,164)	-
Decrease (increase) in refundable deposits	22,231	(63,066)
Net cash used in investing activities	(8,888)	(72,138)

Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiary	71	-
Purchases of subsidiaries shares from noncontrolling interests	(190)	-
Proceeds from short-term unsecured borrowings	-	10,294
Repayments of short-term unsecured borrowings	-	(10,000)
Repayments of long-term unsecured borrowings	(3,000)	(3,000)
Proceeds from short-term secured borrowings	796,300	425,400
Repayments of short-term secured borrowings	(796,300)	(425,400)
Payment of lease liabilities	(2,713)	(2,381)
Guarantee deposits received (refunded)	(23,382)	5
Net cash used in financing activities	(29,214)	(5,082)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(668)	(992)
Net increase (decrease) in cash and cash equivalents	44,927	(10,156)
Cash and cash equivalents at beginning of period	191,749	221,581
Cash and cash equivalents at end of period	$236,676	$211,425